Exhibit 99.7

Rio Tinto share buyback programme

7 February 2018

Share buy-back programme

Rio Tinto plc and Rio Tinto Limited (together "Rio Tinto") today announced that Rio Tinto will commence a US$1.0 billion share buy-back programme of Rio Tinto plc’s ordinary shares of 10 pence each.  This is in addition to the US$1.925 billion1 on-market buy-back of Rio Tinto plc shares announced on 21 September 2017, of which US$195 million2 has been completed to date (together with the share buy-back programme announced today, the "Programmes").

The remaining amount under these Programmes is expected to be completed no later than 31 December 2018.

Rio Tinto plc previously entered into a non-discretionary irrevocable instruction with J.P. Morgan Securities plc acting as riskless principal in relation to the purchase of Rio Tinto plc’s ordinary shares and making trading decisions concerning the purchase of Rio Tinto plc’s ordinary shares independently of Rio Tinto plc, for an aggregate maximum consideration of up to US$300 million for the period between 27 December 2017 and 28 February 2018 as part of the US$1.925 billion on-market buy-back of Rio Tinto plc shares.  The period of this contract has been amended to between 27 December 2017 and 19 February 2018.  In addition, Rio Tinto plc has entered into several separate non-discretionary irrevocable instructions of varying duration with each of Deutsche Bank AG, London Branch and J.P. Morgan Securities plc, each acting as riskless principal, in relation to the purchase of Rio Tinto plc’s ordinary shares and making trading decisions concerning the purchase of Rio Tinto plc’s ordinary shares independently of Rio Tinto plc, for the period between 20 February 2018 and 31 December 2018 for an aggregate maximum consideration of up to US$2.625 billion.

Any purchases of Rio Tinto plc shares will be effected within certain pre-set parameters, and in accordance with its general authority to repurchase shares granted by its shareholders at the annual general meeting of Rio Tinto plc on 12 April 2017, Chapter 12 of the UK Listing Authority Listing Rules and the provisions of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes.

The aggregate maximum consideration payable by Rio Tinto plc in respect of the repurchase of shares under the Programmes up to 31 December 2018 is US$2.925 billion. The maximum number of shares that may be repurchased by Rio Tinto plc under the Programmes is 100,000,000.

The purpose of the Programmes is to reduce the share capital of Rio Tinto plc.  Accordingly, all ordinary shares purchased pursuant to the Programmes will be cancelled.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.4. Acquisition or disposal of the issuer’s own shares

1 This represents the remaining portion of the US$2.5 billion share buy-back programme announced on 21 September 2017, returning the Coal & Allied sale proceeds to shareholders.  Please refer to the announcement by Rio Tinto on 21 September 2017 for further information on this buy-back.  It follows the successful completion of the A$750 million ($575 million at transacted rate) off-market buy-back of Rio Tinto Limited shares on 13 November 2017.
2 As at 6 February 2018.

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Illtud Harri

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Media Relations, Australia

Jonathan Rose

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Investor Relations, Australia

Natalie Worley

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Rachel Storrs

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Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404